Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

OVERVIEW OF HISTORICAL IFRS / EURO RESULTS

December 1, 2016

Investor Relations

phone: +49 6172 609 2525

fax: +49 6172 609 2301

email: ir@fmc-ag.com

Content:

Statement of earnings FY	tab 1
Statement of earnings quarterly	tab 2
Segment information FY	tab 3
Segment information quarterly	tab 4
Key metrics FY	tab 5
Key metrics quarterly	tab 6
Balance sheet FY	tab 7
Cash flow FY	tab 8
Cash flow quarterly (summary)	tab 9

Disclaimer

Due to rounding, there might occur slight variations in the current report in totals and in calculating percentage figures

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

in million, except share data	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR) (1)	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)
	FY 2012	FY 2012	FY 2012	FY 2013	FY 2013	FY 2013	FY 2014	FY 2014	FY 2014	FY 2015	FY 2015	FY 2015	9 M2016	9 M2016	9 M2016

Health Care revenue	10,772	8,384	8,384	11,415	8,595	8,595	12,553	9,449	9,449	13,801	12,439	12,439	11,061	9,910	9,910
Less: patient service bad debt provision	280	218	0	285	215	0	303	228	0	409	369	0	341	306	0
Net Health Care revenue	10,492	8,166	8,384	11,130	8,380	8,595	12,250	9,221	9,449	13,392	12,070	12,439	10,720	9,604	9,910
Dialysis products revenue	3,308	2,575	2,575	3,480	2,620	2,620	3,582	2,696	2,696	3,346	3,016	3,016	2,504	2,243	2,243
Total net revenue	13,800	10,741	10,959	14,610	11,000	11,215	15,832	11,917	12,145	16,738	15,086	15,455	13,224	11,847	12,153
Revenue growth in % (current)	9.8%		19.2%	5.9%		2.3%	8.4%		8.3%	5.7%		27.3%	6.7%		6.6%
Revenue growth in % (constant)	12.2%		12.4%	6.3%		6.2%	10.0%		10.0%	11.1%		11.5%	8.2%		8.1%
Organic revenue growth in %	4.6%		4.6%	4.6%		4.6%	5.3%		5.3%	6.5%		6.5%	6.9%		6.9%

Costs of revenue	9,199	7,160	7,162	9,872	7,432	7,434	10,836	8,156	8,155	11,407	10,281	10,277	9,036	8,095	8,090
Gross profit	4,601	3,581	3,797	4,738	3,568	3,781	4,996	3,761	3,990	5,331	4,805	5,178	4,188	3,752	4,063
Selling, general and administrative	2,187	1,703	1,912	2,382	1,794	2,022	2,644	1,991	2,222	2,895	2,610	2,949	2,278	2,040	2,331
Research and development	112	87	89	126	95	96	122	92	94	140	126	128	120	108	108
Income from equity method investees	(17)	(14)	(14)	(26)	(20)	(20)	(25)	(19)	(19)	(31)	(28)	(28)	(61)	(55)	(55)
Other operating expense	100	78	78	—	—	—	—	—	—	—	—	—	—	—	—
Operating income (EBIT)	2,219	1,727	1,732	2,256	1,699	1,683	2,255	1,697	1,693	2,327	2,097	2,129	1,851	1,659	1,679

Investment gain	(140)	(109)	(109)	—	—	—		—	—		—	—		—	—
Interest income	(44)	(35)	(35)	(39)	(29)	(29)	(84)	(63)	(63)	(117)	(105)	(105)	(38)	(34)	(34)
Interest expense	470	367	367	448	337	337	495	373	373	508	458	458	346	310	310
Interest expense, net	426	332	332	409	308	308	411	310	310	391	353	353	308	276	276
Income before taxes	1,933	1,504	1,509	1,847	1,391	1,375	1,844	1,387	1,383	1,936	1,744	1,776	1,543	1,383	1,403
Income tax expense	605	471	475	592	446	455	584	440	441	623	560	565	471	422	427
Net income	1,328	1,033	1,034	1,255	945	920	1,260	947	942	1,313	1,184	1,211	1,072	961	976
Less: Net income attributable to noncontrolling interests	141	109	109	145	109	109	215	161	161	284	256	256	217	195	195
Net income attributable to shareholders of FMC AG & Co. KGaA	1,187	924	925	1,110	836	811	1,045	786	781	1,029	928	955	855	766	781
Growth in net income attributable to shareholders of FMC AG Co. KGaA % (current)	10.8%		18.5%	-6.5%		-12.3%	-5.8%		-3.6%	-1.5%		22.2%	20.0%		19.4%
Growth in net income attributable to shareholders of FMC AG Co. KGaA % (constant)			11.6%			-9.5%			-3.3%			6.8%			19.8%

Operating income (EBIT)	2,219	1,727	1,732	2,256	1,699	1,683	2,255	1,697	1,693	2,327	2,097	2,129	1,851	1,659	1,679
Depreciation and amortization	602	469	471	648	488	490	699	526	528	717	647	648	573	513	513
EBITDA	2,821	2,196	2,203	2,904	2,187	2,173	2,954	2,223	2,221	3,044	2,744	2,777	2,424	2,172	2,192
EBITDA margin	20.4%	20.4%	20.1%	19.9%	19.9%	19.4%	18.7%	18.7%	18.3%	18.2%	18.2%	18.0%	18.3%	18.3%	18.0%

Weighted average number of shares	305,108,959	305,108,959	305,108,959	303,815,122	303,815,122	303,815,122	302,339,124	302,339,124	302,339,124	304,440,184	304,440,184	304,440,184	305,602,983	305,602,983	305,602,983

Basic earnings per share	$3.89	3.03	€3.03 €	$3.65	2.75	€2.67 €	$3.46	2.60	€2.58 €	$3.38	3.05	€3.14 €	$2.80	2.51	€2.56 €
Basic earnings per ADS	$1.94	1.52	€1.52 €	$1.83	1.38	€1.34 €	$1.73	1.30	€1.29 €	$1.69	1.53	€1.57 €	$1.40	1.26	€1.28 €

In percent of revenue
Costs of revenue	66.7%	66.7%	65.4%	67.6%	67.6%	66.3%	68.4%	68.4%	67.1%	68.1%	68.1%	66.5%	68.3%	68.3%	66.6%
Gross profit	33.3%	33.3%	34.6%	32.4%	32.4%	33.7%	31.6%	31.6%	32.9%	31.9%	31.9%	33.5%	31.7%	31.7%	33.4%
Operating income (EBIT)	16.1%	16.1%	15.8%	15.4%	15.4%	15.0%	14.2%	14.2%	13.9%	13.9%	13.9%	13.8%	14.0%	14.0%	13.8%
Net income attributable to shareholders of FMC AG & Co. KGaA	8.6%	8.6%	8.4%	7.6%	7.6%	7.2%	6.6%	6.6%	6.4%	6.2%	6.2%	6.2%	6.5%	6.5%	6.4%

(1) Growth rates as reported, 2011 not adjusted for the retrospective implemenation of  IAS 19R in 2013.

The differences between the US GAAP and the IFRS key data are mainly due to the differing bad debt provision for accounts receivables related to health care services, cumulative actuarial gains and losses for pensions, recognition of gains from sale and lease back transactions, contingent purchase considerations, obligations from stock incentive plans and development costs. Additional differences for income taxes result from the different accounting treatment of intercompany transaction with equity method investees.
Additional differences for the assets result from the different accounting treatment of the sale of receivables.

in million, except share data	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)
	Q1 2014	Q1 2014	Q2 2014	Q2 2014	Q3 2014	Q3 2014	Q4 2014	Q4 2014	YTD Q2 2014	YTD Q2 2014	YTD Q3 2014	YTD Q3 2014	FY 2014

Health Care revenue	2,845	2,078	3,014	2,198	3,277	2,467	3,417	(6,743)	5,859	4,276	9,136	6,743	12,553
Less: patient service bad debt provision	63	0	65	0	80	0	95	0	128	0	208	0	303
Net Health Care revenue	2,782	2,078	2,949	2,198	3,197	2,467	3,322	(6,743)	5,731	4,276	8,928	6,743	12,250
Dialysis products revenue	782	570	886	646	916	690	998	790	1,667	1,216	2,583	1,906	3,582
Total net revenue	3,564	2,648	3,835	2,844	4,113	3,157	4,320	(5,953)	7,398	5,492	11,511	8,649	15,832

Costs of revenue	2,482	1,809	2,624	1,913	2,825	2,130	2,906	2,302	4,104	3,723	7,929	5,853	10,836
Gross profit	1,082	839	1,211	931	1,288	1,027	1,414	(8,255)	2,294	1,769	3,582	2,796	4,996
Selling, general and administrative	620	512	631	504	671	562	723	645	1,250	1,015	1,922	1,577	2,644
Research and development	30	22	31	23	30	23	31	26	61	45	91	68	122
Income from equity method investees	(13)	(9)	(7)	(4)	(3)	(3)	(3)	(3)	(18)	(13)	(22)	(16)	(25)
Operating income (EBIT)	445	314	556	408	590	445	663	(8,923)	1,001	722	1,591	1,167	2,255

Interest income	(16)	(11)	(13)	(10)	(12)	(8)	(45)	(34)	(28)	(21)	(40)	(29)	(84)
Interest expense	112	81	111	82	111	83	162	127	223	163	334	246	495
Interest expense, net	96	70	98	72	99	75	117	93	195	142	294	217	411
Income before taxes	349	244	458	336	491	370	546	(9,016)	806	580	1,297	950	1,844
Income tax expense	102	75	177	130	162	123	143	113	278	205	440	328	584
Net income	247	169	281	206	329	247	403	(9,129)	528	375	857	622	1,260
Less: Net income attributable to noncontrolling interests	42	31	47	35	58	42	68	53	89	66	147	108	215
Net income attributable to shareholders of FMC AG & Co. KGaA	205	138	234	171	271	205	335	(9,182)	439	309	710	514	1,045

Operating income (EBIT)	445	314	556	408	590	445	663	(8,923)	1,001	722	1,591	1,167	2,255
Depreciation and amortization	167	123	169	123	177	134	186	148	336	246	514	380	699
EBITDA	612	437	725	531	767	579	849	(8,775)	1,337	968	2,105	1,547	2,954
EBITDA margin	17.2%	16.5%	18.9%	18.7%	18.7%	18.4%	19.7%	147.5%	18.1%	17.6%	18.3%	17.9%	18.7%

Weighted average number of shares	301,491,046	301,491,046	301,781,895	301,781,895	302,711,512	302,711,512	303,347,550	303,347,550	301,637,274	301,637,274	301,999,288	301,999,288	302,339,124

Basic earnings per share	$0.68	0.46 €	$0.77	0.57 €	$0.89	0.68 €	$1.11	0.88 €	$1.46	1.02 €	$2.35	1.70 €	$3.46
Basic earnings per ADS	$0.34	0.23 €	$0.39	0.29 €	$0.45	0.34 €	$0.55	0.44 €	$0.73	0.51 €	$1.18	0.85 €	$1.73

In percent of revenue
Costs of revenue	69.6%	68.3%	68.4%	67.3%	68.7%	67.4%	67.3%	65.8%	69.0%	67.8%	68.9%	67.7%	68.4%
Gross profit	30.4%	31.7%	31.6%	32.7%	31.3%	32.6%	32.7%	34.2%	31.0%	32.2%	31.1%	32.3%	31.6%
Operating income (EBIT)	12.5%	11.9%	14.5%	14.3%	14.3%	14.1%	15.4%	150.0%	13.5%	13.1%	13.8%	13.5%	14.2%
Net income attributable to shareholders of FMC AG & Co. KGaA	5.8%	5.2%	6.1%	6.0%	6.6%	6.5%	7.8%	154.2%	5.9%	5.6%	6.2%	5.9%	6.6%

in million, except share data	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)
	FY 2014	Q1 2015	Q1 2015	Q2 2015	Q2 2015	Q3 2015	Q3 2015	Q4 2015	Q4 2015	YTD Q2 2015	YTD Q2 2015	YTD Q3 2015	YTD Q3 2015

Health Care revenue	9,449	3,289	2,921	3,454	3,122	3,506	3,154	3,552	3,242	6,743	6,043	10,249	9,197
Less: patient service bad debt provision	9,449	107	0	109	0	104	0	90	0	216	0	320	0
Net Health Care revenue	0	3,182	2,921	3,345	3,122	3,402	3,154	3,462	3,242	6,527	6,043	9,929	9,197
Dialysis products revenue	2,696	778	690	854	772	829	746	886	808	1,632	1,462	2,461	2,208
Total net revenue	2,696	3,960	3,611	4,199	3,894	4,231	3,900	4,348	4,050	8,159	7,505	12,390	11,405

Costs of revenue	8,155	2,776	2,467	2,902	2,623	2,849	2,563	2,880	2,625	5,678	5,090	8,527	7,652
Gross profit	(5,459)	1,184	1,144	1,297	1,271	1,382	1,337	1,468	1,425	2,481	2,415	3,863	3,753
Selling, general and administrative	2,222	655	669	723	745	742	753	775	781	1,378	1,414	2,120	2,168
Research and development	94	31	28	34	31	35	32	40	37	65	59	100	91
Income from equity method investees	(19)	(6)	(6)	(7)	(6)	(9)	(8)	(9)	(8)	(13)	(12)	(22)	(20)
Operating income (EBIT)	(7,756)	504	453	547	501	614	560	662	615	1,051	954	1,665	1,514

Interest income	(63)	(60)	(53)	(13)	(12)	(6)	(7)	(37)	(33)	(73)	(65)	(80)	(72)
Interest expense	373	162	144	115	104	106	96	125	114	277	248	384	344
Interest expense, net	310	102	91	102	92	100	89	88	81	204	183	304	272
Income before taxes	(8,066)	402	362	445	409	514	471	574	534	847	771	1,361	1,242
Income tax expense	441	138	124	135	126	168	152	180	163	273	250	441	402
Net income	(8,507)	264	238	310	283	346	319	394	371	574	521	920	840
Less: Net income attributable to noncontrolling interests	161	54	49	69	61	84	76	77	70	124	110	207	186
Net income attributable to shareholders of FMC AG & Co. KGaA	(8,668)	210	189	241	222	262	243	317	301	450	411	713	654

Operating income (EBIT)	(7,756)	504	453	547	501	614	560	662	615	1,051	954	1,665	1,514
Depreciation and amortization	528	176	156	181	165	179	162	181	165	357	321	537	483
EBITDA	(7,228)	680	609	728	666	793	722	843	780	1,408	1,275	2,202	1,997
EBITDA margin	-268.1%	17.2%	16.9%	17.3%	17.1%	18.7%	18.5%	19.4%	19.3%	17.3%	17.0%	17.8%	17.5%

Weighted average number of shares	302,339,124	303,683,075	303,683,075	304,172,400	304,172,400	304,738,291	304,738,291	305,147,599	305,147,599	303,929,089	303,929,089	304,201,787	304,201,787

Basic earnings per share	2.58 €	$0.69	0.62 €	$0.79	0.73 €	$0.86	0.80 €	$1.04	0.99 €	$1.48	1.35 €	$2.34	2.15 €
Basic earnings per ADS	1.29 €	$0.35	0.31 €	$0.40	0.37 €	$0.43	0.40 €	$0.52	0.50 €	$0.74	0.68 €	$1.17	1.08 €

In percent of revenue
Costs of revenue	67.1%	70.1%	68.3%	69.1%	67.3%	67.3%	65.7%	66.2%	64.8%	69.6%	67.8%	68.8%	67.1%
Gross profit	32.9%	29.9%	31.7%	30.9%	32.7%	32.7%	34.3%	33.8%	35.2%	30.4%	32.2%	31.2%	32.9%
Operating income (EBIT)	-287.7%	12.7%	12.5%	13.0%	12.9%	14.5%	14.4%	15.2%	15.2%	12.9%	12.7%	13.4%	13.3%
Net income attributable to shareholders of FMC AG & Co. KGaA	-321.5%	5.3%	5.2%	5.7%	5.7%	6.2%	6.2%	7.3%	7.4%	5.5%	5.5%	5.8%	5.7%

in million, except share data	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)
	FY 2015	FY 2015	Q1 2016	Q1 2016	Q2 2016	Q2 2016	Q3 2016	Q3 2016	YTD Q2 2016	YTD Q2 2016	YTD Q3 2016	YTD Q3 2016

Health Care revenue	13,801	12,439	3,525	3,199	3,697	3,273	3,839	3,438	7,222	6,472	11,061	9,910
Less: patient service bad debt provision	409	0	111	0	126	0	105	0	236	0	341	0
Net Health Care revenue	13,392	12,439	3,414	3,199	3,571	3,273	3,734	3,438	6,985	6,472	10,720	9,910
Dialysis products revenue	3,346	3,016	791	717	849	753	864	773	1,641	1,470	2,504	2,243
Total net revenue	16,738	15,455	4,205	3,916	4,420	4,026	4,598	4,211	8,626	7,942	13,224	12,153

Costs of revenue	11,407	10,277	2,887	2,622	3,021	2,673	3,126	2,796	5,910	5,294	9,036	8,090
Gross profit	5,331	5,178	1,318	1,294	1,399	1,353	1,472	1,415	2,716	2,648	4,188	4,063
Selling, general and administrative	2,895	2,949	760	780	732	760	787	790	1,491	1,541	2,278	2,331
Research and development	140	128	37	34	39	34	44	40	76	68	120	108
Income from equity method investees	(31)	(28)	(19)	(17)	(13)	(12)	(29)	(26)	(32)	(29)	(61)	(55)
Operating income (EBIT)	2,327	2,129	540	497	641	571	670	611	1,181	1,068	1,851	1,679

Interest income	(117)	(105)	(11)	(10)	(17)	(16)	(10)	(8)	(28)	(26)	(38)	(34)
Interest expense	508	458	116	106	119	106	110	98	236	212	346	310
Interest expense, net	391	353	105	96	102	90	100	90	208	186	308	276
Income before taxes	1,936	1,776	435	401	539	481	570	521	973	882	1,543	1,403
Income tax expense	623	565	138	126	169	149	164	152	306	275	471	427
Net income	1,313	1,211	297	275	370	332	406	369	667	607	1,072	976
Less: Net income attributable to noncontrolling interests	284	256	69	62	76	68	73	65	145	130	217	195
Net income attributable to shareholders of FMC AG & Co. KGaA	1,029	955	228	213	294	264	333	304	522	477	855	781

Operating income (EBIT)	2,327	2,129	540	497	641	571	670	611	1,181	1,068	1,851	1,679
Depreciation and amortization	717	648	182	165	194	173	197	175	376	338	573	513
EBITDA	3,044	2,777	722	662	835	744	867	786	1,557	1,406	2,424	2,192
EBITDA margin	18.2%	18.0%	17.2%	16.9%	18.9%	18.5%	18.8%	18.7%	18.1%	17.7%	18.3%	18.0%

Weighted average number of shares	304,440,184	304,440,184	305,325,185	305,325,185	305,507,271	305,507,271	305,972,432	305,972,432	305,416,228	305,416,228	305,602,983	305,602,983

Basic earnings per share	$3.38	3.14 €	$0.75	0.70 €	$0.96	0.86 €	$1.09	0.99 €	$1.71	1.56 €	$2.80	2.56 €
Basic earnings per ADS	$1.69	1.57 €	$0.37	0.35 €	$0.48	0.43 €	$0.54	0.50 €	$0.85	0.78 €	$1.40	1.28 €

In percent of revenue
Costs of revenue	68.1%	66.5%	68.7%	66.9%	68.4%	66.4%	68.0%	66.4%	68.5%	66.7%	68.3%	66.6%
Gross profit	31.9%	33.5%	31.3%	33.1%	31.6%	33.6%	32.0%	33.6%	31.5%	33.3%	31.7%	33.4%
Operating income (EBIT)	13.9%	13.8%	12.8%	12.7%	14.5%	14.2%	14.6%	14.5%	13.7%	13.5%	14.0%	13.8%
Net income attributable to shareholders of FMC AG & Co. KGaA	6.2%	6.2%	5.4%	5.4%	6.6%	6.6%	7.2%	7.2%	6.1%	6.0%	6.5%	6.4%

Segment information

	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)
	FY 2014	FY 2014	FY 2014	FY 2015	FY 2015	FY 2015	9M 2016	9M 2016	9M 2016

Total
Revenue in million	15,832	11,917	12,145	16,738	15,086	15,455	13,224	11,847	12,153
Operating income (EBIT) in million	2,255	1,697	1,693	2,327	2,097	2,129	1,851	1,659	1,679
Operating income margin in %	14.2%	14.2%	13.9%	13.9%	13.9%	13.8%	14.0%	14.0%	13.8%
Delivered EBIT in million	2,040	1,536	1,532	2,043	1,841	1,873	1,634	1,464	1,484
Days sales outstanding (DSO)	72	72	72	71	71	71	72	72	72
Employees (full-time equivalents)	99,895	99,895	99,895	104,033	104,033	104,033	108,851	108,851	108,851

North America
Revenue in million	10,500	7,904	8,132	11,813	10,647	11,016	9,512	8,522	8,828
Operating income (EBIT) in million	1,643	1,237	1,246	1,798	1,620	1,648	1,486	1,331	1,348
Operating income margin in %	15.6%	15.6%	15.3%	15.2%	15.2%	15.0%	15.6%	15.6%	15.3%
Delivered EBIT in million	1,436	1,081	1,091	1,524	1,374	1,402	1,276	1,143	1,159
Days sales outstanding (DSO)	50	50	50	53	53	53	55	55	55

U.S.
Revenue per dialysis treatment	342			346			350
Cost per dialysis treatment	280			279			281

EMEA
Revenue in million	3,072	2,313	2,313	2,629	2,369	2,369	1,982	1,776	1,776
Operating income (EBIT) in million	590	444	445	577	520	522	395	354	354
Operating income margin in %	19.2%	19.2%	19.3%	21.9%	21.9%	22.0%	19.9%	19.9%	19.9%
Delivered EBIT in million	587	443	444	574	517	519	393	351	352
Days sales outstanding (DSO)	104	104	104	104	104	104	108	108	108

Asia-Pacific
Revenue in million	1,357	1,021	1,021	1,502	1,353	1,353	1,198	1,074	1,074
Operating income (EBIT) in million	279	210	211	298	268	270	225	201	202
Operating income margin in %	20.6%	20.6%	20.6%	19.8%	19.8%	19.9%	18.7%	18.7%	18.8%
Delivered EBIT in million	274	206	206	291	261	263	220	197	198
Days sales outstanding (DSO)	124	124	124	113	113	113	110	110	110

Latin America
Revenue in million	836	629	629	766	691	691	520	466	466
Operating income (EBIT) in million	101	76	76	48	44	44	47	42	42
Operating income margin in %	12.1%	12.1%	12.1%	6.3%	6.3%	6.3%	9.1%	9.1%	9.0%
Delivered EBIT in million	101	76	76	48	44	44	47	42	42
Days sales outstanding (DSO)	128	128	128	141	141	141	144	144	144

Corporate
Revenue in million	67	50	50	28	26	26	12	9	9
Operating income (EBIT) in million	(358)	(270)	(285)	(394)	(355)	(355)	(302)	(269)	(267)
Delivered EBIT in million	(358)	(270)	(285)	(394)	(355)	(355)	(302)	(269)	(267)

Segment information

	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)
	Q1 2014	Q1 2014	Q2 2014	Q2 2014	Q3 2014	Q3 2014	Q4 2014	Q4 2014	YTD Q2 2014	YTD Q2 2014	YTD Q3 2014	YTD Q3 2014	FY 2014

Total
Revenue in million	3,564	2,648	3,835	2,844	4,113	3,157	4,320	-5,953	7,398	5,492	11,511	8,649	15,832
Operating income (EBIT) in million	445	314	556	408	590	445	663	-8,923	1,001	722	1,591	1,167	2,255
Operating income margin in %	12.5%	11.9%	14.5%	14.3%	14.3%	14.1%	15.4%	150.0%	13.5%	13.1%	13.8%	13.5%	14.2%
Delivered EBIT in million	403	283	509	373	532	403	595	-8,976	912	656	1,444	1,059	2,040
Days sales outstanding (DSO)	74	74							73	73	72	72	72
Employees (full-time equivalents)	91,542	91,542							94,401	94,401	97,327	97,327	99,895

North America
Revenue in million	2,393	1,793	2,521	1,886	2,710	2,101	2,876	2,352	4,914	3,679	7,624	5,780	10,500
Operating income (EBIT) in million	336	249	401	293	413	312	493	392	736	542	1,149	854	1,643
Operating income margin in %	14.0%	13.9%	15.9%	15.5%	15.2%	14.8%	17.2%	16.7%	15.0%	14.7%	15.1%	14.8%	15.6%
Delivered EBIT in million	295	220	355	260	358	270	428	341	651	480	1,008	750	1,436
Days sales outstanding (DSO)	56	56							54	54	52	52	50

U.S.
Revenue per dialysis treatment	339		338		342		346		339		340		342
Cost per dialysis treatment	285		277		280		277		281		280		280

EMEA
Revenue in million	732	535	790	576	784	591	766	611	1,522	1,111	2,306	1,702	3,072
Operating income (EBIT) in million	128	94	168	124	151	114	143	115	296	217	447	332	590
Operating income margin in %	17.5%	17.5%	21.3%	21.5%	19.2%	19.3%	18.7%	18.7%	19.5%	19.6%	19.4%	19.5%	19.2%
Delivered EBIT in million	127	93	168	123	150	114	142	114	294	216	445	331	587
Days sales outstanding (DSO)	97	97							100	100	102	102	104

Asia-Pacific
Revenue in million	243	177	309	225	387	290	419	329	552	402	938	692	1,357
Operating income (EBIT) in million	33	25	55	41	90	67	100	78	89	66	179	133	279
Operating income margin in %	14.0%	14.1%	17.8%	18.0%	23.3%	23.2%	23.9%	23.8%	16.2%	16.3%	19.1%	19.2%	20.6%
Delivered EBIT in million	33	24	54	40	88	67	98	77	87	64	175	130	274
Days sales outstanding (DSO)	123	123							111	111	115	115	124

Latin America
Revenue in million	186	136	198	144	215	162	237	187	384	280	599	442	836
Operating income (EBIT) in million	19	13	20	14	28	21	35	27	38	28	66	48	101
Operating income margin in %	10.0%	9.9%	9.9%	9.9%	12.9%	12.8%	14.9%	14.7%	9.9%	9.9%	11.0%	11.0%	12.1%
Delivered EBIT in million	19	13	20	14	28	21	35	27	38	27	66	48	101
Days sales outstanding (DSO)	123	123							124	124	123	123	128

Corporate
Revenue in million	10	7	17	13	17	13	22	17	26	20	44	33	67
Operating income (EBIT) in million	(71)	(67)	(88)	(64)	(92)	(69)	(108)	(86)	(158)	(131)	(250)	(200)	(358)
Delivered EBIT in million	(71)	(67)	(88)	(64)	(92)	(69)	(108)	(86)	(158)	(131)	(250)	(200)	(358)

	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)
	FY 2014	Q1 2015	Q1 2015	Q2 2015	Q2 2015	Q3 2015	Q3 2015	Q4 2015	Q4 2015	YTD Q2 2015	YTD Q2 2015	YTD Q3 2015	YTD Q3 2015

Total
Revenue in million	12,145	3,960	3,611	4,199	3,894	4,231	3,900	4,348	4,050	8,159	7,505	12,390	11,405
Operating income (EBIT) in million	1,693	504	453	547	501	614	560	662	615	1,051	954	1,665	1,514
Operating income margin in %	13.9%	12.7%	12.5%	13.0%	12.9%	14.5%	14.4%	15.2%	15.2%	12.9%	12.7%	13.4%	13.3%
Delivered EBIT in million	1,532	450	404	478	440	530	484	585	545	927	844	1,458	1,328
Days sales outstanding (DSO)	72	71	71							71	71	71	71
Employees (full-time equivalents)	99,895	101,543	101,543							102,893	102,893	102,591	102,591

North America
Revenue in million	8,132	2,771	2,556	2,946	2,761	3,013	2,803	3,084	2,896	5,717	5,317	8,730	8,120
Operating income (EBIT) in million	1,246	340	306	428	392	515	471	514	479	768	698	1,284	1,169
Operating income margin in %	15.3%	12.3%	12.0%	14.5%	14.2%	17.1%	16.8%	16.7%	16.6%	13.4%	13.1%	14.7%	14.4%
Delivered EBIT in million	1,091	288	259	362	333	435	398	440	412	649	592	1,085	990
Days sales outstanding (DSO)	50	52	52							51	51	52	52

U.S.
Revenue per dialysis treatment		341		346		347		348		344		345
Cost per dialysis treatment		288		286		272		268		287		282

EMEA
Revenue in million	2,313	629	559	668	603	659	593	673	614	1,297	1,162	1,956	1,755
Operating income (EBIT) in million	445	141	126	134	122	130	117	172	157	275	248	405	365
Operating income margin in %	19.3%	22.5%	22.5%	20.1%	20.3%	19.7%	19.8%	25.5%	25.5%	21.2%	21.4%	20.7%	20.8%
Delivered EBIT in million	444	141	125	133	122	129	116	171	156	274	247	403	364
Days sales outstanding (DSO)	104	110	110							110	110	112	112

Asia-Pacific
Revenue in million	1,021	353	314	376	339	378	340	394	360	729	653	1,107	993
Operating income (EBIT) in million	211	85	75	67	61	68	61	79	73	152	136	219	197
Operating income margin in %	20.6%	23.9%	24.0%	17.8%	18.0%	17.9%	18.0%	20.0%	20.1%	20.8%	20.9%	19.8%	19.9%
Delivered EBIT in million	206	83	74	65	59	65	59	77	71	148	133	213	192
Days sales outstanding (DSO)	124	112	112							113	113	111	111

Latin America
Revenue in million	629	198	176	203	183	176	158	190	174	401	359	576	517
Operating income (EBIT) in million	76	18	16	16	14	(8)	(7)	23	21	34	30	25	23
Operating income margin in %	12.1%	9.0%	9.1%	7.8%	7.7%	-4.7%	-4.7%	12.0%	11.9%	8.4%	8.4%	4.4%	4.4%
Delivered EBIT in million	76	18	16	16	14	(8)	(7)	23	21	34	30	25	22
Days sales outstanding (DSO)	128	133	133							135	135	132	132

Corporate
Revenue in million	50	9	6	6	8	5	6	7	6	15	14	21	20
Operating income (EBIT) in million	(285)	(80)	(70)	(98)	(88)	(91)	(82)	(126)	(115)	(178)	(158)	(268)	(240)
Delivered EBIT in million	(285)	(80)	(70)	(98)	(88)	(91)	(82)	(126)	(115)	(178)	(158)	(268)	(240)

	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)
	FY 2015	FY 2015	Q1 2016	Q1 2016	Q2 2016	Q2 2016	Q3 2016	Q3 2016	YTD Q2 2016	YTD Q2 2016	YTD Q3 2016	YTD Q3 2016

Total
Revenue in million	16,738	15,455	4,205	3,916	4,420	4,026	4,598	4,211	8,626	7,942	13,224	12,153
Operating income (EBIT) in million	2,327	2,129	540	497	641	571	670	611	1,181	1,068	1,851	1,679
Operating income margin in %	13.9%	13.8%	12.8%	12.7%	14.5%	14.2%	14.6%	14.5%	13.7%	13.5%	14.0%	13.8%
Delivered EBIT in million	2,043	1,873	471	435	565	503	597	546	1,036	938	1,634	1,484
Days sales outstanding (DSO)	71	71	74	74					70	70	72	72
Employees (full-time equivalents)	104,033	104,033	104,687	104,687					106,556	106,556	108,851	108,851

North America
Revenue in million	11,813	11,016	3,044	2,862	3,168	2,916	3,300	3,050	6,212	5,778	9,512	8,828
Operating income (EBIT) in million	1,798	1,648	436	402	513	456	536	490	949	858	1,486	1,348
Operating income margin in %	15.2%	15.0%	14.3%	14.0%	16.2%	15.7%	16.2%	16.1%	15.3%	14.9%	15.6%	15.3%
Delivered EBIT in million	1,524	1,402	370	342	439	391	466	427	809	733	1,276	1,159
Days sales outstanding (DSO)	53	53	60	60					54	54	55	55

U.S.
Revenue per dialysis treatment	346		348		352		350		350		350
Cost per dialysis treatment	279		281		282		278		282		281

EMEA
Revenue in million	2,629	2,369	631	572	676	599	675	605	1,307	1,171	1,982	1,776
Operating income (EBIT) in million	577	522	130	118	139	124	125	113	269	242	395	354
Operating income margin in %	21.9%	22.0%	20.6%	20.6%	20.6%	20.7%	18.5%	18.6%	20.6%	20.6%	19.9%	19.9%
Delivered EBIT in million	574	519	129	117	139	123	124	112	267	240	393	352
Days sales outstanding (DSO)	104	104	104	104					105	105	108	108

Asia-Pacific
Revenue in million	1,502	1,353	374	340	397	351	427	383	771	691	1,198	1,074
Operating income (EBIT) in million	298	270	65	59	75	67	85	76	140	126	225	202
Operating income margin in %	19.8%	19.9%	17.4%	17.5%	18.9%	19.0%	19.8%	19.9%	18.2%	18.2%	18.7%	18.8%
Delivered EBIT in million	291	263	63	58	73	65	83	75	137	123	220	198
Days sales outstanding (DSO)	113	113	104	104					103	103	110	110

Latin America
Revenue in million	766	691	153	139	175	155	192	172	328	294	520	466
Operating income (EBIT) in million	48	44	11	10	16	14	20	18	27	24	47	42
Operating income margin in %	6.3%	6.3%	7.1%	7.0%	9.3%	9.3%	10.5%	10.4%	8.3%	8.2%	9.1%	9.0%
Delivered EBIT in million	48	44	11	10	16	14	20	18	27	24	47	42
Days sales outstanding (DSO)	141	141	148	148					147	147	144	144

Corporate
Revenue in million	28	26	3	3	4	5	4	1	8	8	12	9
Operating income (EBIT) in million	(394)	(355)	(102)	(92)	(102)	(90)	(96)	(86)	(204)	(182)	(302)	(267)
Delivered EBIT in million	(394)	(355)	(102)	(92)	(102)	(90)	(96)	(86)	(204)	(182)	(302)	(267)

Key metrics North America segment

in million / percent	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)
	FY 2014	FY 2014	FY 2014	FY 2015	FY 2015	FY 2015	9M 2016	9M 2016	9M 2016

Care Coordination
Net revenue	1,039	782	804	1,882	1,696	1,798	1,704	1,527	1,615
Operating income (EBIT)	77	58	58	97	88	90	66	59	59
Operating income margin in %	7.4%	7.4%	7.2%	5.2%	5.2%	5.0%	3.9%	3.9%	3.6%
Delivered EBIT	57	43	43	57	52	54	44	39	39

Dialysis
Net revenue	9,461	7,122	7,328	9,931	8,951	9,218	7,808	6,995	7,213
Operating income (EBIT)	1,566	1,179	1,188	1,701	1,532	1,558	1,420	1,272	1,289
Operating income margin in %	16.5%	16.5%	16.2%	17.1%	17.1%	16.9%	18.2%	18.2%	17.9%
Delivered EBIT	1,379	1,038	1,048	1,467	1,322	1,348	1,232	1,104	1,120

Key metrics North America segment

in million / percent	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)
	Q1 2014	Q1 2014	Q2 2014	Q2 2014	Q3 2014	Q3 2014	Q4 2014	Q4 2014	YTD Q2 2014	YTD Q2 2014	YTD Q3 2014	YTD Q3 2014	FY 2014

Care Coordination
Net revenue	149	110	188	138	307	238	395	318	337	248	644	486	1,039
Operating income (EBIT)	13	9	17	13	17	13	30	23	30	22	47	35	77
Operating income margin in %	8.6%	8.5%	9.1%	9.1%	5.6%	5.4%	7.6%	7.4%	8.9%	8.8%	7.3%	7.2%	7.4%
Delivered EBIT	10	8	14	10	13	10	19	15	25	18	38	28	57

Dialysis
Net revenue	2,244	1,683	2,333	1,748	2,403	1,863	2,481	2,034	4,577	3,431	6,980	5,294	9,461
Operating income (EBIT)	323	240	384	280	396	299	463	369	706	520	1,102	819	1,566
Operating income margin in %	14.4%	14.3%	16.4%	16.0%	16.5%	16.0%	18.7%	18.2%	15.4%	15.2%	15.8%	15.5%	16.5%
Delivered EBIT	285	212	341	250	345	260	409	326	626	462	970	722	1,379

in million / percent	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)
	FY 2014	Q1 2015	Q1 2015	Q2 2015	Q2 2015	Q3 2015	Q3 2015	Q4 2015	Q4 2015	YTD Q2 2015	YTD Q2 2015	YTD Q3 2015	YTD Q3 2015

Care Coordination
Net revenue	804	434	413	468	450	480	454	501	481	902	863	1,382	1,317
Operating income (EBIT)	58	15	14	37	33	33	31	13	13	52	47	85	78
Operating income margin in %	7.2%	3.5%	3.3%	7.8%	7.3%	6.8%	6.8%	2.5%	2.6%	5.8%	5.4%	6.1%	5.9%
Delivered EBIT	43	6	5	24	21	22	22	5	6	30	27	52	48

Dialysis
Net revenue	7,328	2,337	2,143	2,478	2,311	2,533	2,349	2,583	2,415	4,815	4,454	7,348	6,803
Operating income (EBIT)	1,188	325	292	391	359	482	440	501	466	716	651	1,199	1,091
Operating income margin in %	16.2%	13.9%	13.6%	15.8%	15.6%	19.1%	18.7%	19.4%	19.3%	14.9%	14.6%	16.3%	16.0%
Delivered EBIT	1,048	282	254	338	312	413	376	435	406	619	565	1,033	942

in million / percent	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)
	FY 2015	FY 2015	Q1 2016	Q1 2016	Q2 2016	Q2 2016	Q3 2016	Q3 2016	YTD Q2 2016	YTD Q2 2016	YTD Q3 2016	YTD Q3 2016

Care Coordination
Net revenue	1,882	1,798	522	499	564	528	618	588	1,086	1,027	1,704	1,615
Operating income (EBIT)	97	90	10	11	25	17	31	30	35	28	66	59
Operating income margin in %	5.2%	5.0%	2.0%	2.2%	4.4%	3.3%	5.0%	5.1%	3.2%	2.8%	3.9%	3.6%
Delivered EBIT	57	54	2	3	17	10	26	26	18	13	44	39

Dialysis
Net revenue	9,931	9,218	2,522	2,363	2,604	2,388	2,682	2,462	5,126	4,751	7,808	7,213
Operating income (EBIT)	1,701	1,558	426	391	488	439	505	460	914	830	1,420	1,289
Operating income margin in %	17.1%	16.9%	16.9%	16.5%	18.7%	18.4%	18.8%	18.7%	17.8%	17.5%	18.2%	17.9%
Delivered EBIT	1,467	1,348	368	339	422	381	440	401	791	720	1,232	1,120

Balance sheet	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)
in million, except debt/EBITDA ratio	December 31	December 31	December 31	December 31	December 31	December 31	December 31	December 31	December 31	December 31	December 31	December 31	September 30	September 30	September 30
	2012 (1) (2)	2012	2012 (3) (4)	2013 (1) (2)	2013	2013 (3) (4)	2014 (1) (2)	2014	2014 (3) (4)	2015(1)	2015	2015 (4)	2016	2016	2016
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets	5,853	4,436	4,402	6,001	4,351	4,323	6,473	5,331	5,291	6,768	6,217	6,172	7,218	6,468	6,418
Goodwill and Intangible assets	12,132	9,195	9,195	12,416	9,003	9,001	13,951	11,491	11,486	13,863	12,734	12,724	14,307	12,818	12,809
Other non-current assets	4,013	3,041	3,138	4,382	3,178	3,195	4,746	3,909	3,896	4,734	4,347	4,350	5,133	4,599	4,607
Total assets	21,998	16,672	16,735	22,799	16,532	16,519	25,170	20,731	20,673	25,365	23,298	23,246	26,658	23,885	23,834

Liabilities and equity
Current liabilities	3,140	2,380	2,486	3,520	2,552	2,713	3,442	2,835	3,027	4,149	3,811	4,139	5,254	4,707	5,099
Long-term liabilities	9,128	6,917	7,129	9,146	6,632	6,815	10,875	8,957	9,258	9,692	8,901	9,301	8,943	8,014	8,498
Noncontrolling interests subject to put provisions and other temporary equity	523	397	0	648	470	0	825	679	0	1,028	945	0	1,223	1,095	0
Total equity	9,207	6,978	7,120	9,485	6,878	6,991	10,028	8,260	8,388	10,496	9,641	9,806	11,238	10,069	10,237
Total liabilities and equity	21,998	16,672	16,735	22,799	16,532	16,519	25,170	20,731	20,673	25,365	23,298	23,246	26,658	23,885	23,834

Equity/assets ratio	42%	42%	43%	42%	42%	42%	40%	40%	41%	41%	41%	42%	42%	42%	43%

Debt
Short-term debt	118	89	89	97	70	77	133	110	112	109	100	101	721	646	647
Short-term debt from related parties	4	3	3	62	45	45	5	4	4	19	18	18	99	88	88
Current portion of long-term debt and capital lease obligations	335	254	254	511	371	371	314	258	258	664	610	610	891	799	799
Long-term debt and capital lease obligations, less current portion	7,709	5,843	5,843	7,682	5,570	5,570	9,014	7,425	7,425	7,854	7,214	7,214	7,174	6,428	6,428
Long-term debt from related parties	56	43	43	0	0	0	0	0	0		0	0	0	0	0
Total debt	8,222	6,232	6,232	8,352	6,056	6,063	9,466	7,797	7,799	8,646	7,942	7,943	8,885	7,961	7,962

Debt/EBITDA ratio	2.8	2.8	2.8	2.8	2.8	2.9	3.0	3.0	3.1	2.8	2.8	2.7	2.6	2.6	2.6

(1) In accordance with ASU 2015-17 (Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes) deferred taxes previously recorded in current assets and liabilities have been reclassified to noncurrent assets and liabilities. Current assets were reduced by $268 M, $279 M, $245 M, $216 M as per December 31, 2012, 2013, 2014 and 2015 respectively. Current liabilities were reduced by $30 M, $34 M, $35 M, $36 M as per December 31, 2012, 2013, 2014 and 2015 respectively. As a result of deferred tax netting, non-current assets and liabilities were then adjusted in the amount of $251 M, $256 M, $211 M, $168 M as per December 31, 2012, 2013, 2014 and 2015 respectively .

(2)  Under US GAAP debt issuance costs have been reclassified from current assets and other non-current assets to long-term liabilities in the amount of  $77 M, $65 M and $66 M as per December 31, 2012, 2013 and 2014 respectively to conform to the current year´s presentation.

(3) In oder to conform with current year’s presentation, debt issuance costs under IFRS have been reclassified from current portion of long-term debt and capital lease obligation into long-term debt and capital lease obligations, less current portion in the amount of €5 M, €5 M and €5 M as per December 31, 2012, 2013 and 2014 respectively. Current liabilities and long-term liabilities were adjusted accordingly.

(4) In order to conform with current year’s presentation, deferred tax netting under IFRS has been adjusted as per December 31, 2012, 2013, 2014 and 2015. As a result non-current assets and liabilities were reduced in the amount of €182 M, €185 M, €174 M and €154 M as per December 31, 2012, 2013, 2014 and 2015 respectively.

Cash flow statement

in million/percent	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)	US-GAAP (USD)	US-GAAP (EUR)
	FY 2012	FY 2012	FY 2012	FY 2013	FY 2013	FY 2013	FY 2014	FY 2014
Operating activities
Net income	1,328	1,033	1,034	1,255	945	920	1,260	947
Depreciation / amortization	602	469	471	648	488	490	699	526
Investment gain	-140	-109	-109	—	—	—	—	—
Change in working capital and other non-cash items	249	194	191	132	99	122	(98)	(72)
Net cash provided by operating activities	2,039	1,587	1,587	2,035	1,532	1,532	1,861	1,401
In percent of revenue	14.8%	14.8%	14.5%	13.9%	13.9%	13.7%	11.8%	11.8%

Investing activities
Purchases of property, plant and equipment	(675)	(526)	(526)	(748)	(563)	(563)	(932)	(701)
Proceeds from sale of property, plant and equipment	9	8	8	20	15	15	12	8
Capital expenditures, net	(666)	(518)	(518)	(728)	(548)	(548)	(920)	(693)

Free cash flow	1,373	1,069	1,069	1,307	984	984	941	708
In percent of revenue	10.0%	10.0%	9.8%	8.9%	8.9%	8.8%	5.9%	5.9%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(1,879)	(1,403)	(1,402)	(496)	(373)	(373)	(1,779)	(1,339)
Proceeds from divestitures	264	205	205	18	14	14	9	7
Acquisitions and investments, net of divestitures	(1,615)	(1,198)	(1,197)	(478)	(359)	(359)	(1,770)	(1,332)
Free cash flow after investing activities	(242)	(129)	(128)	829	625	625	(829)	(624)

in million/percent	IFRS (EUR)	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)	US-GAAP (USD)	US-GAAP (EUR)	IFRS (EUR)
	FY 2014	FY 2015	FY 2015	FY 2015	9M 2016	9M 2016	9M 2016
Operating activities
Net income	942	1,313	1,184	1,211	1,072	961	976
Depreciation / amortization	528	717	647	648	573	513	513
Investment gain	—	—	—	—	—	—	—
Change in working capital and other non-cash items	(115)	(70)	(64)	(92)	(349)	(313)	(329)
Net cash provided by operating activities	1,355	1,960	1,767	1,767	1,296	1,161	1,160
In percent of revenue	11.2%	11.7%	11.7%	11.4%	9.8%	9.8%	9.5%

Investing activities
Purchases of property, plant and equipment	(701)	(953)	(859)	(859)	(748)	(670)	(670)
Proceeds from sale of property, plant and equipment	8	18	16	16	14	12	12
Capital expenditures, net	(693)	(935)	(843)	(843)	(734)	(658)	(658)

Free cash flow	662	1,025	924	924	562	503	502
In percent of revenue	5.5%	6.1%	6.1%	6.0%	4.3%	4.3%	4.1%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(1,293)	(317)	(286)	(286)	(387)	(346)	(346)
Proceeds from divestitures	7	251	227	227	193	173	173
Acquisitions and investments, net of divestitures	(1,286)	(66)	(59)	(59)	(194)	(173)	(173)
Free cash flow after investing activities	(624)	959	865	865	368	330	329

in million/percent	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)
	Q1 2014	Q1 2014	Q2 2014	Q2 2014	Q3 2014	Q3 2014	Q4 2014	Q4 2014	YTD Q2 2014	YTD Q2 2014	YTD Q3 2014	YTD Q3 2014
Net cash provided by operating activities	112	82	449	282	712	530	588	461	562	364	1,274	894
In percent of revenue	3.2%	3.1%	11.7%	9.9%	17.3%	17.0%	13.6%	13.3%	7.6%	6.6%	11.1%	10.3%
Free cash flow	(85)	(62)	231	123	488	362	306	239	147	61	635	423
In percent of revenue	-2.4%	-2.3%	6.0%	4.3%	11.9%	11.7%	7.1%	7.0%	2.0%	1.1%	5.5%	4.9%
Capital expenditures, net	(197)	(144)	(218)	(159)	(224)	(168)	(282)	(222)	(415)	(303)	(639)	(471)
Acquisitions and investments, net of divestitures	(135)	(98)	(297)	(170)	(613)	(458)	(725)	(560)	(432)	(268)	(1,045)	(726)

in million/percent	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)
	FY 2014	FY 2014	Q1 2015	Q1 2015	Q2 2015	Q2 2015	Q3 2015	Q3 2015	Q4 2015	Q4 2015	YTD Q2 2015	YTD Q2 2015
Net cash provided by operating activities	1,861	1,355	447	397	385	349	579	521	548	500	832	746
In percent of revenue	11.8%	11.2%	11.3%	11.0%	9.2%	9.0%	13.7%	13.4%	12.6%	12.3%	10.2%	9.9%
Free cash flow	941	662	250	222	171	155	355	319	249	228	421	377
In percent of revenue	5.9%	5.5%	6.3%	6.1%	4.1%	4.0%	8.4%	8.2%	5.7%	5.6%	5.2%	5.0%
Capital expenditures, net	(920)	(693)	(197)	(175)	(214)	(194)	(224)	(202)	(299)	(272)	(411)	(369)
Acquisitions and investments, net of divestitures	(1,770)	(1,286)	(11)	(10)	(55)	(49)	(57)	(51)	58	51	(66)	(59)

in million/percent	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)	US-GAAP (USD)	IFRS (EUR)
	YTD Q3 2015	YTD Q3 2015	FY 2015	FY 2015	Q1 2016	Q1 2016	Q2 2016	Q2 2016	Q3 2016	Q3 2016	YTD Q2 2016	YTD Q2 2016	YTD Q3 2016	YTD Q3 2016
Net cash provided by operating activities	1,412	1,267	1,960	1,767	180	163	678	604	439	393	857	767	1,296	1,160
In percent of revenue	11.4%	11.1%	11.7%	11.4%	4.3%	4.2%	15.3%	15.0%	9.5%	9.3%	9.9%	9.7%	9.8%	9.5%
Free cash flow	776	696	1,025	924	(66)	(60)	426	381	203	181	359	321	562	502
In percent of revenue	6.3%	6.1%	6.1%	6.0%	-1.6%	-1.5%	9.6%	9.5%	4.4%	4.3%	4.2%	4.0%	4.3%	4.1%
Capital expenditures, net	(636)	(571)	(935)	(843)	(246)	(223)	(252)	(223)	(236)	(212)	(498)	(446)	(734)	(658)
Acquisitions and investments, net of divestitures	(124)	(110)	(66)	(59)	(91)	(83)	(67)	(58)	(37)	(32)	(157)	(141)	(194)	(173)